Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

March 27, 2020 – For Immediate Release

Great Panther to Publish Fiscal Year 2019 Financial Results on March 30, 2020

Conference Call and Webcast on March 31, 2020

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) has rescheduled the release of its fiscal year 2019 financial results for Monday, March 30, 2020 after market close.

A conference call and webcast will be held on March 31, 2020 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. Jeffrey Mason, Interim President and CEO, Mr. Neil Hepworth, COO, Mr. Jim Zadra, CFO and Corporate Secretary, and Mr. David Wiens, VP, Corporate Finance and Treasury will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:       www.greatpanther.com

U.S. & Canada Toll-Free:                   1 800 319 4610

International Toll:                               +1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:                1 800 319 6413, replay code 4211

International Toll:                            +1 604 638 9010, replay code 4211

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther owns an operating gold mine in Brazil and two operating primary silver mines in Mexico. It also owns two mines on care and maintenance, one in Mexico and one in Peru.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:          1 888 355 1766

Tel:                     +1 604 638 8955

dwiens@greatpanther.com

www.greatpanther.com